Orbis
Grupa Hotelowa

Warsaw, 2008-02-01.


08001809

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

OSA/AH/15/2008

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 3/2008.
Best regards

Krzysztof Gerula

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no. 3/2008

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about receipt, from Pioneer Pekao Investment Management S.A. (PPIM), of a notice with a wording attached hereto.

PIONEER PEKAO Investments*

Warsaw, January 31, 2008.

Orbis S.A.
ul. Bracka 16
00-028 Warsaw

I

Acting by virtue of Article 87 section 1 point 3 letter b of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." of 2005 No. 184, item 1539), Pioneer Pekao Investment Management S.A. (PPIM) hereby informs about the **reduction** of the aggregate involvement down to the level of **4.70%** of the total number of votes at the General Meeting of the company **ORBIS S.A.** in respect of shares forming part of portfolios managed within the framework of provision by PPIM of services consisting in commissioned management of brokerage financial instruments.

Concerns all Clients of Pioneer Pekao Investment Management S.A.	
Type of event:	transfer of ownership rights as a result of sale of shares
Date of the event:	January 31, 2008
Business name of the company:	ORBIS S.A.
Registered address of the company:	ul. Bracka 16 00-028 Warsaw fax: 0 22 / 829 39 15, 829 39 30
Shareholding prior to the change in the holding of shares	
Number of shares held:	**2 417 304**
Percentage share in the company's share capital:	**5.25%**
Number of votes carried by the shares held:	**2 417 304**
Percentage share in the number of votes at the GM:	**5.25%**
Shareholding after the change in the holding of shares	
Number of shares held:	**2 167 319**
Percentage share in the company's share capital:	**4.70%**
Number of votes carried by the shares held:	**2 167 319**
Percentage share in the number of votes at the GM:	**4.70%**

Notes:
Shareholders that hold the aggregate number of votes at the GM specified in the table above are all Clients of Pioneer Pekao Investment Management S.A. (as to portfolios managed by PPIM).

II

Performing the contract for the provision of services consisting in the commissioned management of brokerage financial instruments, executed between Pioneer Pekao Towarzystwo Funduszy Inwestycyjnych S.A. and PPIM, and acting pursuant to Article 87 section 1 point 2 letter a of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public

Companies (Official Journal „Dz.U." of 2005 No. 184, item 1539), Pioneer Pekao Investment Management S.A. (PPIM) informs, on behalf of the following funds:

1. Pioneer Akcji Polskich Fundusz Inwestycyjny Otwarty,
2. Pioneer Stabilnego Wzrostu Fundusz Inwestycyjny Otwarty,
3. Pioneer Zrównoważony Fundusz Inwestycyjny Otwarty,
4. Pioneer Aktywnej Alokacji Fundusz Inwestycyjny Otwarty,
5. Pioneer Małych i Średnich Spółek Rynku Polskiego Fundusz Inwestycyjny Otwarty,
6. Pioneer Średnich Spółek Rynku Polskiego Fundusz Inwestycyjny Otwarty,
7. Specjalistyczny Fundusz Inwestycyjny Otwarty Telekomunikacji Polskiej,

about the **reduction** in the aggregate involvement of the above funds up to the level of **4.66%** of the total number of votes at the General Meeting of the company: **ORBIS S.A.** in respect of financial instruments forming a part of these funds' portfolios managed within the framework of provision by PPIM of services consisting in commissioned management of brokerage financial instruments.

Concerns investment funds established by Pioneer Pekao Towarzystwo Funduszy Inwestycyjnych S.A.	
Type of event:	transfer of ownership rights as a result of sale of shares
Date of the event:	January 31, 2008
Business name of the company:	ORBIS S.A.
Registered address of the company:	ul. Bracka 16 00-028 Warsaw fax: 0 22 / 829 39 15, 829 39 30
Shareholding prior to the change in the holding of shares	
Number of shares held:	**2 395 987**
Percentage share in the company's share capital:	**5.20%**
Number of votes carried by the shares held:	**2 395 987**
Percentage share in the number of votes at the GM:	**5.20%**
Shareholding after the change in the holding of shares	
Number of shares held:	**2 145 987**
Percentage share in the company's share capital:	**4.66%**
Number of votes carried by the shares held:	**2 145 987**
Percentage share in the number of votes at the GM:	**4.66%**

Notes:
Shareholders that hold the aggregate number of votes at the GM specified in the table above are the above specified investment funds. Portfolios of Pioneer investment funds constitute a sub-group of all portfolios of PPIM Clients.

Yours sincerely,

/-/ handwritten signature
Katarzyna Kozłowska
Supervision Inspector


END